Filed pursuant to Rule 253(g)(2)

File No. 024-10877

LEGION M ENTERTAINMENT, INC.

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 20, 2019

THIS SUPPLEMENT IS DATED JULY 12, 2019

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated March 20, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

Price

We have determined that the price for each share of our Class A Common Stock will be $10.00. The information in the Offering Circular, including “Dilution,” and “Use of Proceeds,” is qualified by reference to the new price.

Financial Statements

We incorporate by reference the information contained in the Company’s Annual Report on Form 1-K dated April 30, 2019, which we have previously filed with the SEC, except as updated herein.

The Company’s Business - How We Plan To Make Money

This section is updated as follows:

Entertainment is a complex and constantly evolving industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and plenty more ways to lose it!), our plan is to focus on areas in the value chain where having a built-in audience provides a competitive advantage.

Key Performance Metrics

As a startup, our primary focus is growth. At this stage in our development, we have a relatively limited amount of money to invest in projects, necessitating highly strategic allocation. We consider three primary metrics when evaluating any given project.

•	GROWTH – We believe that growth of our community is the single most important determinant of our success. A Legion of one is worthless, but a Legion of one million could be invaluable. As such, a project’s ability to help us grow the Legion is one of our most important considerations.

•	REVENUE – Like any other company, the goal of Legion M is to make more money than we spend. However, at this stage in our development, there are circumstances in which we are willing to sacrifice near-term financial upside in exchange for significant long-term strategic and growth benefits. We won’t win by optimizing ROI while the stakes are low – we win by building long-term competitive advantages that allow us to get into better projects, negotiate better terms, and improve our odds of success when the stakes are high.

•	STRATEGIC BENEFIT – Each project Legion M completes becomes a stepping stone to the next. We actively seek projects that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for our company and our partners.

Projects and Investments

Our goal is to develop a slate of projects diversified across genre, medium, and risk profile. As a startup attempting something that has never been done before, we see many of our early projects as experiments that allow us to better understand our business and prove – to ourselves, our investors, and the industry– the value that a fan-owned company can provide. As of this writing (July 2019) Legion M has experimented with many different business models, including the ones listed below:

FEATURE FILM P&A INVESTMENTS

“P&A” is an industry term for “print and advertising,” and generally refers to the money spent by a distributor to release and market a feature film. To date, Legion M has made two P&A investments: one with NEON for Colossal and one with Electric Entertainment for Bad Samaritan. While our deal with NEON was a cash investment, our investment with Electric Entertainment was made via an “in-kind contribution,” where the value of our services and money spent promoting the film was treated as a cash investment in the P&A fund. This is a very powerful model for Legion M in that the activities we typically undertake to promote movies (e.g. PR, social media marketing, presenting at comic cons, organizing meetups, etc.) also help us grow the Legion.

From a financial standpoint, P&A investments are attractive because they typically (but not always) have lower risk/reward profiles and quicker returns than other types of film investments. That’s because P&A investments are made with the distributor (rather than the film’s producers), and are typically paid back before equity investments.

We believe that Legion M can provide significant competitive advantages during the release cycle of a film. From encouraging viral sharing of content that raises awareness to organizing opening night meetups at theaters around the country, Legion M’s community has a demonstrated ability to create authentic, grassroots buzz. We can’t make a bad movie good, but we believe we can help make a good movie a hit.

FEATURE FILM EQUITY INVESTMENTS

Generally speaking, equity investments are made early in a feature film’s production cycle to provide the financing required to produce the film. As of this writing (July 2019), Legion M has made three such investments: Field Guide to Evil, Mandy, and Jay and Silent Bob Reboot. From a financial perspective, these investments are typically (but not always) higher risk and take longer to provide returns than P&A investments. However, if a film becomes a hit, equity investors typically have potential for greater returns than P&A investments.

Because equity investments are typically made before the film is completed, there are generally more opportunities to get the members and investors of the Legion involved in the production process. We believe that providing fans the opportunity to “come along for the ride” during production (e.g. raffling off set visits, livestreams with cast and crew) creates grassroots support and buzz that can help when it comes time to sell the film to a distributor, and can improve the odds of success once the film is released.

DEVELOPMENT

Development generally refers to the earliest stages of the content production cycle, when production companies invest time and money to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, brainstorming ideas, creating treatments, providing feedback to writers, licensing IP, packaging talent (e.g. showrunners, actors, directors), finding sponsors, creating budgets, and pitching projects to potential buyers/partners. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced.

Legion M has dozens of projects in the development stage. This includes projects like “ICONS: Face to Face” where we invested cash to film a pilot episode, as well as projects like “Airship Cowboys” and “Stunt Team: Drive” where our investment is primarily the time we spend working with partners to develop the idea.

From an investment standpoint, development projects are generally very high risk/reward meaning that the odds of any given project making it into production are very low, but if you can develop your project into a successful property, the rewards are potentially vast. We believe our Legion of fans can give us a competitive edge when it comes to building momentum for projects (e.g. releasing a comic book for Girl With No Name), leveraging the “wisdom of the crowd” to make decisions (e.g. using the SCOUT platform to find Memory: The Origins of Alien at Sundance), and crowdsourcing ideas and content (e.g. our Pitch Elevator project).

MARKETING PARTNERSHIPS

In April of 2019, Legion M announced a marketing partnership with Fox Searchlight (a division of Disney) where Legion M earned revenue, co-marketing support, and exclusives for our members in exchange for promoting the film Tolkien.

From a financial standpoint, this is a powerful business model for Legion M – it’s like a P&A investment but with guaranteed revenue and zero capital at risk. The model only works for certain projects (i.e. we’re not “guns for hire”), but for the right film it can be a win/win for everyone involved. In the case of Tolkien, Legion M provided considerable value by leveraging our community to build awareness and buzz, while the film provided not just revenue, but also exclusive opportunities for our investors (e.g. Hollywood premier tickets, limited edition meetup pins) and a great way to introduce Legion M to the worldwide community of J.R.R. Tolkien enthusiasts.

Tolkien was our first experiment with a marketing partnership, but we’re eager to explore this model further, as it opens the door to many projects (including larger studio films) where other models may not be an option.

DISTRIBUTION

In April of 2019, Legion M announced a partnership with Screen Media to acquire the North American distribution rights for the documentary Memory: The Origins of Alien. This film was selected primarily by the Legion M community which cast over 40,000 votes on our SCOUT platform for Sundance Film Festival. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc.). Screen Media is providing the expertise required to distribute the film, while Legion M is providing marketing muscle that we believe will help make it successful.

This is our first foray into distribution, and we’re eager to see the results. We believe that Legion M can provide a competitive advantage with our community to build awareness of the film. In addition, we look forward to using the film to introduce Legion M to the worldwide community sci-fi lovers and fans of the Alien franchise.

MERCHANDISING

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have dozens of Legion M items in our store ranging from socks and beanies to t-shirts and mugs.

In 2018, through our investment in the film Mandy, Legion M acquired a license to produce merchandise for the film, and has had great success selling items ranging from t-shirts to Halloween masks. In early 2019, we used Kickstarter to launch presales of a comic book and merchandise line for Girl with No Name, a feature film on our development slate. In less than 6 weeks, the Kickstarter closed with over $125,000 in sales.

In addition to generating revenue, we believe that marketing and selling high-quality merchandise is a fantastic way to nurture the fandom of our projects and introduce Legion M to potential new members and investors. As such, merchandise is an area we expect to further develop as a company.

LIVE EVENT PRODUCTION

Legion M has produced two major live events—the “Celebrating Stan Lee” handprint ceremony and after-party in 2017, and the “Excelsior!” tribute to Stan (benefiting the non-profit charity The Hero Initiative) that we hosted shortly after he passed away. In both cases, we incurred the effort, costs and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales. In addition to these major events, Legion M has hosted smaller events including the “Legion M Lounge” at the Sundance Film Festival and San Diego Comic Con, and the “Fan Oasis” at Los Angeles Comic Con.

As a fan-owned company, we have members and shareholders all over the world who are eager to connect at live events. We believe that fans looking for real-life engagement provide a strong nucleus and can help get the word out about Legion M. We also believe that live events are a fantastic way to introduce new people to Legion M and grow our community. Our events to date have not been designed to turn a profit, but to offset the costs of what would otherwise be considered marketing expenses. As we scale we believe there is potential to turn events into a profit center.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a P&A (“print and advertising” in industry language) investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening weekend meetups around the country, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we’ve invested $115,000 in the project.

The film is released and provides Legion M a 15% ROI on our 100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal that Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

•	As we grow, we expect the amount of money we invest in projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we’d end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

•	Legion M’s strength is proportional to (a) the amount of money we’ve got to invest, (b) the size of our community, and (c) the length of our track record. We’ve seen over the past three years that as these factors have grown, our access to projects has increased, and the terms we’ve been able to negotiate have become more favorable. We expect this trend to continue.

Just as you wouldn’t assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some of these projects will be financially successful and others will not, but in either case the work we do helps us grow the Legion and “level up” to larger opportunities. In the short time we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them. As we grow, we expect these trends to continue. If we achieve our goal of 1 million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing what we want to get involved with.

Management’s Discussion and Analysis of Financial Condition and Results of Operations– Legion M Projects

This section is updated as follows:

Due to competitive sensitivities in our industry and the confidentiality requirements of our partners, we do not release financial information for individual projects. However, these numbers in aggregate influence the gross profit/loss on our Income Statement as well as the “Investments in productions” line on our Balance Sheet.

Capitalized Projects

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period’s gross revenues for such production bear to management’s estimate of its total remaining ultimate gross revenues. The company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Development costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the company' financial results fluctuate from period to period.  If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

As of December 2018, we have six projects with capitalized costs on our balance sheet:

Icons: Face To Face

ICONS: Face to Face is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January 2017, Legion M filmed the pilot episode of the ICONS series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, which we believe will help future-proof it as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place. We hope this footage will provide value for generations to come.

“ICONS: Face to Face” is wholly owned by Legion M, including the rights to the Stan Lee footage for the pilot. We’ve hired virtual reality producer Brian Seth Hurst of StoryTech Immersive (PBS’s My Brother’s Keeper) to move the development, distribution and monetization of the project forward. We are currently in discussions with several interested partners for distribution and monetization.

Pitch Elevator

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with “Pitch Elevator”.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were two cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a- lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

“Pitch Elevator” is wholly owned by Legion M. We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We have packaged the entire experience into a treatment for an unscripted television or web series that we are currently pitching to interested studios and brands. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. We are pitching the project to potential partners to turn the idea into a digital special, series or TV show.

Mandy

In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the festival. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ films, and was released in theaters and on-demand in September of 2018.

Legion M supported Mandy with activations at New York Comic Con, San Diego Comic Con and Los Angeles Comic Con. We also supported the premier at the Egyptian Theater in Hollywood, helping sell out the initial screening in a matter of hours and securing Kevin Smith to host a Q&A that was recorded and shown at theaters around the country for a one-night special event.

When the movie hit theaters, Legion M volunteers organized over 60 meetups around the country, which was more than half of the theaters in which the filmed played. We also created “Home Viewing Party Kits” which we sold from the Legion M store.

In addition to helping finance the film and score, Legion M also secured a merchandise license for the film, and offers a robust array of Mandy merchandise in the Legion M store.

Field Guide to Evil

In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019.

Legion M is worked directly with the film’s producers to create activations and opportunities for our investors and members to engage with this project, including Facebook Live interviews with the filmmakers in March of 2018. When the film released, Legion M supported it with opening weekend in-theater meetups with free limited edition pins, along with sales of “Home Viewing Party Kits” from the Legion M store.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Hysteria, Buffaloed) for the development of Girl With No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance Award winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April, the Kickstarter ended with $125,256 in presales, more than 20 times the initial goal of $6,000. The success of the Kickstarter campaign will generate revenue for our 2019 fiscal year, and also generate traction for the IP resulting in engagement from the fan community that will be of use in the further development, packaging, and selling of the project.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we’d joined Hideout Pictures and Mickey Gooch Jr.’s Skitbags Entertainment as equity investors in Kevin Smith’s Jay and Silent Bob Reboot, a feature film sequel to the 2001 film Jay and Silent Bob Strike Back. While the project was announced in 2019, the investment was made in Fiscal 2018, and is carried on our December 31, 2018 balance sheet. The film is expected to release in late 2019 by Saban Entertainment using a unique release strategy that has not yet been announced.

Non-Capitalized Development Projects

In addition to the capitalized listed projects above, Legion M also has many development projects with expenses below the $10,000 threshold in which they are capitalized and carried on our balance sheet. Many of these projects are internal and have not been announced. Those that have been publicly announced are listed below:

STUNT TEAM: DRIVE

In 2017, Legion M announced the development of “Stunt Team: Drive,” an unscripted docuseries/competition TV series led by Emmy Award winning stunt coordinator Eddie Perez (“Shameless,” Deadpool). “Stunt Team: Drive” goes behind the scenes to watch the best stunt drivers in the world compete as they plan, develop and shoot the best car chase ever. We’re currently in the process of trying to package and sell the series.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi fantasy Steampunk series named "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creater of SyFy’s hit series “Eureka”) has attached to the series as showrunner. We’re currently in the process of trying to package and sell the series.

AIRSHIP COWBOYS
In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE
In March of 2018, Legion M announced “Malice,” a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

JOINTLY DEVELOPED PROJECTS WITH CSS ENTERTAINMENT

In December 2018, Legion M and Chicken Soup for the Soul Entertainment, Inc. (“CSS Entertainment”) announced a strategic partnership to jointly source, develop and produce community driven original content. Some of the initial projects announced and in early stages of development are:

•	“PosiTV” – A weekly collection of inspirational, uplifting and positive news, stories and real life moments submitted by individuals from around the world, curated by the Legion M community.

•	“Comedy Royale” – A next generation sketch comedy show where online viewers play the role of a production executive while up-and-coming creators, actors and comedy troupes compete for cash, prizes and the opportunity to break into the industry.

•	“Up$ide” – At-home viewers become venture capitalists as entrepreneurs pitch their business ideas on live television. The audience selects which companies they’ll invest in, receiving equity in return.

•	“New York Rock Exchange” – Solo acts and bands perform on a weekly TV series that puts the audience in a record label’s executive seat. Participants compete for financial backing to fulfill their rock star dreams while viewers invest in their favorite act and receive equity in the winner’s first studio album and/or tour.

•	“Legion M” – Creators, directors and dreamers pitch their TV or film concepts to an TV audience who “green light” their favorite projects by investing in their productions. The newly minted fan-producers receive equity once a project reaches its minimum funding goals.

Completed Projects

Once a project has reached a point where we don’t expect to earn any additional revenue, we consider it completed. At that time, any expenses related to it are removed from our Balance Sheet (when applicable). As of December 31, 2018, Legion M has three completed projects.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of Colossal in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film’s box office performance. We also produced and sold Colossal merchandise in the Legion M store. This project was completed in 2017, and is no longer carried on our Balance Sheet.

Stan Lee Celebration
On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. This project was completed in 2017, and is no longer carried on our Balance Sheet.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

New Projects

To date (July 2019) Legion M has publicly announced two additional projects in 2019:

TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

Memory: The Origins of Alien

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for Memory: The Origins of Alien, a documentary that premiered at Sundance Film Festival earlier in the year. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc).

Plan of Distribution and Selling Shareholders

This section is updated by adding the following subsection after “Plan of Distribution and Selling Shareholders - Plan of Distribution”:

Perks

The company intends to offer perks to investors in the form of t-shirts and similar merchandise, depending on availability.